Exhibit (b)(2)

AMENDMENT NO. 1

TO THE

AMENDED AND RESTATED BYLAWS

OF

BLACKROCK CALIFORNIA MUNICIPAL SERIES TRUST

BLACKROCK MULTI-STATE MUNICIPAL SERIES TRUST

BLACKROCK MUNICIPAL SERIES TRUST

(each, a “Fund”)

This Amendment No. 1 (this “Amendment”) to the Amended and Restated Bylaws of the Fund effective as of November 14, 2017 (the “Bylaws”) is made as of November 19, 2020 in accordance with Article VII, Section 1 of the Bylaws. Capitalized terms used herein and not otherwise herein defined are used as defined in the Bylaws.

1.    Article I, Section 4 is hereby amended to read in its entirety as follows:

Section 4. Place of Meetings. Any shareholder meeting, including a special meeting, shall be held within or without the state in which the Fund was formed at such place (which shall include a meeting held solely by means of remote communications), date and time as the Directors shall designate.

2.    Article I, Section 13 is hereby amended to read in its entirety as follows:

Section 13. Records at Shareholder Meetings. After setting the record date for a shareholders’ meeting, the Fund shall cause to be prepared an alphabetical list of the names of all its shareholders of record who are entitled to notice of the meeting. The list shall be arranged by class or series of shares, and show the address of and number of shares held by each shareholder of record, and shall be available for inspection by any shareholder, beginning two (2) business days after notice is given of the meeting for which the list was prepared and continuing through the meeting (1) at the Fund’s principal office or at a place identified in the meeting notice in the city where the meeting will be held; or (2) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting and provided further that if the meeting is to be held solely by means of remote communication, the list shall be made available on an electronic network. In the event the Fund determines or is required to make the list available on an electronic network, the Fund may take reasonable steps to ensure that such information is available only to shareholders of the Fund.

3.    Article I is hereby amended to add Section 15 as follows:

Section 15. Meetings by Remote Communications. The Directors may, in their sole discretion, determine that a meeting of shareholders may be held partly or solely by means of remote communications and to the extent so authorized, shareholders and proxyholders not physically present at a meeting of shareholders may, by means of remote communications: (a) participate in a meeting of shareholders; and (b) be deemed present in person and vote at a meeting of shareholders whether such meeting is to be held at a designated place or solely by means of remote communications. In connection with any such meeting, the Fund shall implement such measures as the Directors deem to be reasonable to verify that each person deemed present and permitted to vote at the meeting by means of remote communications is a shareholder or proxyholder and to provide such shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings. If any shareholder or proxyholder votes or takes other action at the meeting by means of remote communications, a record of such vote or other action shall be maintained by the Fund.